                                                                    EXHIBIT 99.1


                    CRIMINAL PLEA AND SENTENCING AGREEMENT

                      UNITED STATES v. UDT SENSORS. INC.
                      ----------------------------------

                                       I

                                 INTRODUCTION
                                 ------------

     This constitutes the criminal plea and sentencing agreement ("Agreement") between UDT Sensors, Inc. ("UDT") and the United States Attorney's Office for the Central District of California ("this Office"). This Agreement is entered into pursuant to Rule 11(e)(1)(C) of the Federal Rules of Criminal Procedure.

     This Agreement contemplates the resolution of all criminal charges against UDT with regard to allegations of false testing within the scope of the Information attached hereto as Exhibit 1 ("the Information").

     This Office is the sole governmental entity entering into this Agreement, and this Agreement does not bind any other federal, state or local prosecuting, administrative or regulatory authorities.

                                      II

                            OFFENSES AND PENALTIES
                            ----------------------

     The Information charges UDT with three counts of making false statements regarding matters within the jurisdiction of the United States Department of Defense, in violation of 18 U.S.C. (S) 1001. The maximum sentence that may be imposed is a fine of $500,000 per count. 18 U.S.C. (S) 3571(c)(3).

     The court may also order restitution under 18 U.S.C. (S) 3663(a)(1), and may impose a term of probation for up to five years under 18 U.S.C. (S) 3561(b)(1). In addition, the court is required by statute to impose a special assessment of $200 per count. 18 U.S.C.
(S) 3013(a)(2)(B).

                                      III

                                     PLEA
                                     ----

     This Office and UDT hereby agree, pursuant to Federal Rule of Criminal procedure 11(e)(1)(C), that the disposition of this matter shall include the following terms and conditions:

     A. UDT agrees to waive indictment by grand jury and to plead guilty to the Information that charges UDT with three counts of violating 18 U.S.C. (S) 1001.

     B. To be guilty of violating 18 U.S.C. (S) 1001, UDT must have made a material false statement within the jurisdiction of a department or agency of the United States, knowing that the statement was untrue. By signing this Agreement, UDT admits that it is guilty of the offenses charged in the Information and stipulates to the Statement of Facts set forth herein.

     C. UDT agrees to waive the requirement for a presentence investigation and report, as set forth in Rule 32 of the Federal Rules of Criminal Procedure, and asks to be sentenced on the same date as the entry of its guilty plea to the offenses charged in the Information. If, however, the sentencing takes place on a day other than the day of the plea, that will not provide a basis for UDT to withdraw its guilty plea.

     D. UDT agrees to pay a criminal fine of $250,000 for each count of the Information, for a total of $750,000. In addition, as to Count Three, UDT agrees that it shall be placed on probation for a period of five years. The sole conditions of probation shall be:
(1) that UDT abide by all federal, state, and local laws during the period of probation, and (2) that UDT pay the $750,000 fine pursuant to the five-payment installment schedule set forth below:

     Installment              Amount                   Due Date for Payment
     -----------              ------                   --------------------
          1                   $100,000                 March 31, 1995
          2                   $150,000                 March 31, 1996
          3                   $150,000                 March 31, 1997
          4                   $150,000                 March 31, 1998
          5                   $200,000                 March 31, 1999

     E. UDT agrees that the five-year term of probation on Count Three shall commence to run upon UDT's first installment payment due March 31, 1995.

     F. The installment schedule set forth in paragraph D for the payment of UDT's criminal fine may only be adjusted with the consent of the government and must be approved by the court. In the event that UDT is financially unable to make a payment, it may request the opportunity to renegotiate the terms of the payment schedule. In no event shall any payments due by UDT be extended beyond the five-year period of probation. Nor shall the total principal amount of the fine be reduced to less than $750,000. UDT may prepay the criminal fine, including all interest due up to and including the date of prepayment, without penalty.

     G. UDT agrees to pay interest in addition to its $750,000 principal fine amount. The interest payments shall be due on the date of each principal installment, as set forth in paragraph D. The rate of interest shall be equal to the six-month U.S. Treasury Bill rate computed as of fifteen days prior to the due date of each installment. Interest on the $750,000 principal fine amount shall commence running as of the date of sentencing.

     H. UDT also agrees to pay to the Clerk of the Court for the United States District Court for the Central District of California on the date of sentencing the mandatory assessment of $600 ($200 per count of the Information).

     I. Restitution shall not be ordered as part of the criminal sentence. The issue of restitution is addressed in the civil Settlement Agreement attached hereto as Exhibit 2. This Office and UDT expressly acknowledge that this Plea Agreement is conditioned upon the district court's approval of this related civil settlement.

     J. In exchange for UDT's quilty pleas and other commitments pursuant to this Agreement, this Office agrees not to prosecute UDT for any other criminal violations involving parts UDT manufactured and tested for U.S. military application as of the date that this agreement is executed.

     K. This Agreement does not prevent the government from prosecuting any individual for any offense, including the offenses charged in the Information.

     L. UDT knowingly and intelligently waives any rights it may have to any direct appeal or collateral attack of the sentence agreed to herein.

     M. Until the entry of UDT's quilty plea pursuant to the terms of this Agreement, or the expiration of one year from the date this Agreement is signed, whichever occurs first, UDT agrees to waive any defense based on the statute of limitations with respect to the criminal charges set forth in the Information or related to activities described in paragraph J.

                                      IV

                              STATEMENT OF FACTS
                              ------------------

     The parties agree to the statement of facts attached hereto as Exhibit 3. This statement of facts does not preclude this Office or UDT from stating any further facts, not inconsistent with those in the attached statement, deemed necessary by either party or the court to establish a factual basis for the quilty pleas, or necessary to respond to questions by the court.

                                       V

                          JOINT AND SEVERAL LIABILITY
                          ---------------------------

     As part of this Agreement, the President of UDT, Deepak Chopra, agrees personally to guarantee UDT's payment of the criminal fine as described herein. Accordingly, UDT and Mr. Chopra are jointly and severally liable for the payment of fines plus interest pursuant to the schedule set forth in Section III. This provision is intended solely to insure payment of the fine, and does not mean or imply that Mr. Chopra directed, approved of, or had knowledge of the unlawful acts alleged in the Information.

                                      VI

                            BREACH OF THE AGREEMENT
                            -----------------------

     UDT understands that this Office has entered into this Agreement strictly relying on UDT's faithful performance of every material term and condition herein. If it is determined that UDT has violated the provisions of this Agreement by failing to make a required installment payment, the following consequences will result:

     A. This Office will no longer be bound in any respect by this Agreement, and shall be entirely released from its commitments, representations and obligations to UDT set forth herein, and UDT may be subject to prosecution for any federal criminal violation to which a guilty plea has not been entered into pursuant to Section III above. UDT agrees that such prosecution will be at the discretion of this Office, and shall not be barred by any applicable statute of limitations.

     B. Alternatively, at the discretion of this Office, if UDT fails to make a timely installment payment plus interest pursuant to the schedule set forth in
Section III above, the United States may, by written notice to UDT, declare any remaining balance and interest due and payable as of the tenth business day following UDT's receipt of such written notice. In the event UDT refuses or is unable to pay any balance and interest due, Mr. Chopra agrees to pay the entire remaining balance and interest within ten business days thereafter. In such event, however, the court will not impose an additional monetary fine on UDT. The total fine to be imposed on UDT with respect to Counts One through Three will be $750,000.

     If the government elects to proced under paragraph "VI.B", it will forego its right to proceed under paragraph "VI.A".

                                      VII

                           SUSPENSION AND DEBARMENT
                           ------------------------

     By this Agreement this Office makes no representation or promise concerning suspension or debarment of UDT from contracting with the United States government or with any office, agency, or department thereof. Suspension and debarment are administrative actions solely within the authority of other government offices, agencies, and departments. This Agreement is not conditioned upon, and shall not be effected by, any suspension or debarment decision concerning UDT that may be made by any office, agency or department of the United States following UDT's entry of guilty pleas herein.

     The government agrees to make known to the Department of Defense the extent of UDT's cooperation and remedial efforts.

                                      VIII

                        WAIVER OF CONSTITUTIONAL RIGHTS
                        -------------------------------

     UDT understands that by pleading guilty to the attached Information, it will be giving up the following constitutional rights:

     UDT waives its right to indictment by a grand jury. UDT also waives the right to plead not guilty to the charges and the right to be tried by a jury, or if UDT wished and with the consent of the government, to be tried by a judge. At that trial, UDT would have the right to an attorney. During the trial, UDT would be presumed innocent and a jury would be instructed that the burden of proof is on the government to prove UDT guilty beyond a reasonable doubt. UDT would have the right to confront and cross-examine witnesses against it. If UDT wished, it could call witnesses on its behalf and subpoena those witnesses to testify. If UDT were found guilty after a trial, it would have the right to appeal that verdict to see if any errors had been committed during trial that would require either a new trial or a dismissal of the charges. By pleading guilty, UDT will be giving up all of these rights.

                                      IX

                           NO ADDITIONAL AGREEMENTS
                           ------------------------

     Except as expressly set forth herein and in the attached civil Settlement Agreement, there are no additional promises, understandings or agreements, express or implied, between this Office and UDT, or their respective counsel, concerning this case or any other pending or future federal, state, or local criminal prosecution, civil litigation or administrative proceeding relating to any other federal, state or local charges that may now be pending or hereafter be brought against UDT or any of its parent divisions, subsidiaries, or affiliates. Nor may any additional agreement, understanding or condition be entered into unless in writing and signed by all parties.

                                       X

                               LIENS AND CLAIMS
                               ----------------


     All matters relating to obtaining a lien on UDT's property, and enforcing or subordinating such lien or claim, shall be handled by the United States in a manner consistent with the Stipulation for Consent Judgment, which is part of the attached civil settlement agreement.
Dated:  October 21, 1994


                                             NORA M. MANELLA
                                             United States Attorney

                                             /s/ Bryan D. Daly
                                             --------------------------
                                             BRYAN D. DALY


                                             /s/ Robert T. Scott
                                             --------------------------
                                             ROBERT T. SCOTT
                                             Assistant United States Attorneys
                                             Public Corruption and Government
                                                  Fraud Section

                                             Attorneys for Plaintiff
                                             UNITED STATES OF AMERICA

     On behalf of UDT, I have read this Agreement and have carefully reviewed every part of it with counsel for UDT. I understand it, and, on behalf of UDT, I knowingly agree to it. Further, I have consulted with counsel for UDT and fully understand UDT's rights under the law. No promises or inducements have been made to UDT other than those contained in this Agreement. In addition, no one has threatened or forced UDT in any way to enter into this Agreement. Finally, I am satisfied with the representation of counsel for UDT in this matter.
Dated:  October 6, 1994


                                             UDT SENSORS, INC.

                                             /s/ Deepak Chopra
                                             ------------------------------
                                             DEEPAK CHOPRA
                                             PRESIDENT


     As counsel for UDT, I have carefully reviewed every part of this Agreement with my client. To my knowledge, UDT's decision to enter into this Agreement is an informed and voluntary one.
Dated:  October 6, 1994

                                             RICHMAN, LAWRENCE, MANN,
                                             GREBNZ, ARBITER & CHIZEVER
                                             /s/ Roel C. Campos
                                             --------------------------------
                                             ROEL C. CAMPOS

                                             Counsel for Defendant
                                             UDT SENSORS, INC.

                              STATEMENT OF FACTS
                              ------------------

A.   Introduction
     ------------

     At all times pertinent to the charges in the Information, UDT Sensors, Inc. ("UDT") was a corporation located at 12525 Chadron Avenue, Hawthorne, California. UDT was formed in May 1987 and currently has approximately 300 employees.

     UDT manufactures photosensors under contracts with both military and commercial buyers. Among the photosensors manufactured by UDT are high-reliability ("hi-rel") sensors that are sold primarily to military customers, including the U.S. Army for application in laser detector sets on various aircraft and attack helicopters, and the U.S. Navy for application in arc fault detector sets on submarines.

     The military hi-rel purchase orders awarded to UDT specified various quality assurance tests that were required to be performed to assure the reliability of the hi-rel photosensors for critical military applications. Those tests included various electrical and optical tests designed to measure the operational effectiveness of each sensor. The results of the tests were recorded on computer data sheets that were furnished to hi-rel customers with each shipment of sensors, along with certificates of conformance, which certified that the sensors had been manufactured and quality tested in accordance with applicable military specifications.

B.   Creation of False Test Data
     ---------------------------

     Beginning on or about May 1991, UDT testing personnel began using a random number generator ("RNG") program to create false computer test data for hi-rel photosensors. Specifically, by using this RNG program, UDT testers would create false computer test data with specific measurements without testing the sensors as required by the applicable military specifications. From on or about May 1991 to approximately April 1994, UDT testers, at the direction of UDT's hi-rel test supervisor and former project engineer, skipped various required electrical and/or optical tests and used the RNG to create false computer test data on approximately $6,900,878 in shipments of various types of hi-rel sensors, as described below:

Date                        Part Identification No.                  Sales
----                        -----------------------                   -----
1.   Powertronics
     ------------

7/1/92 to 6/30/93                  1304-1                             $2,144,274
7/1/93 to 3/26/94                  1304-1                             $1,519,995

2.   Hughes Danbury
     --------------
7/1/92 to 6/30/93                  8060                               $28,364

7/1/93 to 3/26/94                         8060                                  $313,040

7/1/92 to 6/30/93                         6523-2                                $32,472
7/1/93 to 3/26/94                         6523-2                                $102,762

7/1/92 to 6/30/93                         6523-1                                $680,720
7/1/93 to 3/26/94                         6523-1                                $423,720

3.   General Dynamics
     ----------------
7/1/91 to 6/30/93                         1304-1                                $546,937
7/1/93 to 3/26/94                         1304-1                                $211,464

4.   Litton Guidance
     ---------------
7/1/91 to 6/30/92                         4819-3                                $229,725
7/1/92 to 6/30/93                         4819-3                                $64,845
7/1/93 to 3/26/94                         4819-3                                $137,955

7/1/93 to 3/26/94                         8640-3                                $26,724

7/1/93 to 3/26/94                         6834-1                                $14,019

5.   Honeywell Avionic
     -----------------
7/1/91 to 6/30/92                         4959-4                                $43,475
7/1/92 to 6/30/93                         4959-4                                $23,429
7/1/93 to 3/26/94                         4959-4                                $59,875

7/1/91 to 6/30/92                         4959-3                                $23,985
7/1/92 to 6/30/93                         4959-3                                $27,730
7/1/93 to 3/26/94                         4959-3                                $44,680

7/1/92 to 6/30/93                         7032-1                                $18,620
7/1/93 to 3/26/94                         7032-1                                $7,000

7/1/92 to 6/30/93                         7032-2                                $14,504
7/1/93 to 3/26/94                         7032-2                                $14,000

6.   Allied-Signal/Bendix
     --------------------
7/1/90 to 4/23/94                         8705-2                                $62,708
7/1/93 to 4/23/94                         8705-2                                $63,205

7.   Ametek
     ------
7/1/93 to 4/23/94                         8505-1                                $20,650

     By deducting an estimated value of approximately 10% from the purchase price for the above photosensors for skipped quality testing, the loss to the government from UDT's failure to contduct this testing is estimated at approximately $690,087. This loss figure does not include damages relating to untested defective diodes which may have been shipped to the hi-rel customers, or consequential damages that may be attributed to UDT's failure to perform the required testing.

C.   The Hughes Shipments (Count One and Two)
     ----------------------------------------

     On or about March 14, 1990, the U.S. Army awarded contract DAAB07-90-C-S001 to Hughes Danbury Optical Systems ("HDOS") for the production of AN/AVR-2 laser detecting sets ("LDS"). The LDS's are used on aircraft and attack helicopters to detect optical signals received from enemy targeting systems and to provide warnings of laser threats to the aircrew, thereby allowing time for possible evasive maneuvers away from those threats. The contract called for HDOS to produce and deliver 99 LDS's to the Army for a firm fixed price of $38,412,099.

     On or about August 20, 1992, HDOS awarded purchase order no. 92205 to UDT for the production and delivery of 2,030 photosensors, a component of the LDS. The purchase order was in the amount of $869,256. The purchase order incorporated military specifications that required UDT to perform certain optical tests (rise time , responsivity, cross-talk and uniformity) on a 100% basis. It also required UDT to certify that the photosensors were manufactured and quality tested in accordance with applicable military specifications.

     Count One: On or about July 21, 1993, UDT shipped 84 photosensors to
     ---------
HDOS under purchase order no. 92205, along with a certificate of conformance certifying that the photosensors had been manufactured and quality tested in accordance with applicable military specifications. In truth and in fact, as UDT well knew, this certification was false in that the required 100% optical tests had not been performed. UDT's tester skipped these required tests entirely and knowingly used the RNG program to create false test data. UDT's false certification was within the jurisdiction of the U.S. Department of Defense.

     Count Two: On or about November 17, 1993, UDT shipped 98 photosensors to
     ---------
HDOS under purchase order no. 92205, along with a certificate of conformance certifying that the photosensors had been manufactured and quality tested in accordance with applicable military specifications. In truth and in fact, as UDT well knew, this certification was false in that the required 100% optical testing had not been performed. UDT's tester skipped the required tests and knowingly used the RNG program to create false computer test data. UDT's false certification was within the jurisdiction of the U.S. Department of Defense.

D.   The Powertronics Shipment (Count Three)
     ---------------------------------------

     On or about April 24, 1991, the U.S. Navy awarded contract N0024-91-C-4017 to Powertronics Systems, Incorporation ("Powertronics") for the production of arc-fault detector systems ("AFD systems"). The AFD systems are used on submarines to detect electrical switchboard arc faults and to automatically open selected circuit breakers to extinguish the arc, thereby preventing fires in the submarine power rooms. The contract called for Powertronics to produce and deliver 43 AFD systems to the Navy for a firm fixed price of $22,872,950.

     On or about October 5, 1992, Powertronics awarded purchase order no. 3599R to UDT for the production and delivery of 102 photosensor assemblies, a component of the AFD system. The purchase order was in the amount of $167,076. The purchase order incorporated military specifications that required UDT to perform a series of pre- and post-burn-in electrical and optical tests (dark current, shunt resistance, series resistance, responsivity, and LED/detector output) on a 100% basis. It also required UDT to certify that the photosensor assemblies were manufactured and quality tested in accordance with the military specifications.

     Count Three:  On or about November 23, 1993, UDT shipped photosensor
     -----------
assemblies to Powertronics under purchase order no. 3599R, along with a certificate of conformance certifying that the photosensor assemblies had been manufactured and quality tested in accordance with applicable military specifications. In truth and in fact, as UDT well knew, this certification was false in that certain of the required 100% electrical and optical tests had not been performed or had been performed on a sample basis only. UDT's tester skipped the required tests and knowingly used the RNG program to create false computer test data. UDT's false certification was within the jurisdiction of the U.S. Department of Defense.

E.   UDT's Remedial Efforts
     ----------------------

     Upon learning of the facts underlying the government's investigation, UDT immediately terminated the employment of the employees who had admittedly participated in the falsification of the hi-rel test data. UDT also timely notified its hi-rel customers about this falsification and the programs impacted. UDT also voluntarily undertook a retesting effort for all programs affected by the false testing. UDT estimates that this retesting effort will cost the company approximately $550,000. Finally, UDT has agreed to provide the U.S. Navy a complete shipset of photosensor assemblies (valued at approximately $250,000) to replace any that may have to be replaced in the fleet in the future.

                                   GUARANTEE
                                   ---------

     Due to the close business and financial relationships between UDT Sensors, Inc., ("UDT") and the undersigned ("Guarantor"), in consideration of the benefits which will accrue to Guarantor and as an inducement for and in consideration of the agreement by the United States to enter into the Plea Agreement and Stipulated Consent Judgement, Guarantor hereby agrees as follows:

     1.   Guarantee.
          ---------

          (a) Guarantor absolutely and unconditionally guarantees and agrees to be liable for the full and indefeasible payment and performance when due of the following (all of which are collectively referred to herein as the "Guaranteed Obligations"): (i) all obligations, liabilities and indebtedness of any kind, nature and description of UDT to the United States, including principal, interest, charges, fees, costs and expenses arising under the Plea Agreement and Consent Judgment, whether as principal, surety, endorser, guarantor or otherwise, (ii) all expenses (including, without limitation, attorneys' fees and legal expenses) incurred in connection with the preparation, execution, delivery, recording, administration, collection, liquidation, enforcement and defense of UDT's obligations.

          (b) This Guarantee is a guaranty of payment and not of collection. Guarantor agrees that the United States need not attempt to collect any Guaranteed Obligations from UDT, Guarantor or any other Obligor or to realize upon any collateral, but may require Guarantor to make immediate payment of all of the Guaranteed Obligations when due, whether by maturity, acceleration or otherwise, or at any time thereafter.

          (c) Payment by Guarantor shall be made from time to time on demand as Guaranteed Obligations become due. Guarantor shall make all payments on the Guaranteed Obligations free and clear of, and without deduction or withholding for or on account of, any setoff, counterclaim, defense, duties, taxes, levies, imposts, fees, deductions, withholding, restrictions or conditions of any kind. One or more successive or concurrent actions may be brought hereon against Guarantor either in the same action in which UDT is sued or in separate actions. In the event any claim or action, or action on any judgment, based on this Guarantee is brought against Guarantor, Guarantor agrees not to deduct, setoff, or seek any counterclaim for or recoup any amounts which are or may be owed by the United States to Guarantor.

     2.   Waivers and Consents.
          --------------------

          (a) Notice of acceptance of this Guarantee, the making of loans and advances and providing other financial accommodations to UDT and presentment, demand, protest, notice of protest, notice of nonpayment or default and all other notices to which UDT or Guarantor is entitled are hereby waived by Guarantor. Guarantor also waives notice of and hereby consents to, (i) any amendment, modification, supplement, extension, renewal, or restatement of the Plea Agreement and Stipulated Consent Judgment, including, without limitation, extensions of time of payment of or increase or decrease in the amount of any of the Guaranteed Obligations or any collateral, and the guarantee made herein shall apply to the Plea Agreement and Stipulated Consent Judgment and the Guaranteed Obligations as so amended, modified, supplemented, renewed, restated or extended, increased or decreased, (ii) the taking, exchange, surrender and relating of collateral or guarantees now or at any time held by or available to the United States for the obligations of UDT. Guarantor agrees that the amount of the Guaranteed Obligations shall not be diminished and the liability of Guarantor hereunder shall not be otherwise impaired or affected by any of the foregoing.

          (b) No invalidity, irregularity or unenforceability of all or any part of the Guaranteed Obligations shall affect, impair or be a defense to this Guarantee, nor shall any other circumstance which might otherwise constitute a defense available to or legal or equitable discharge of UDT in respect of any of the Guaranteed Obligations, or Guarantor in respect of this Guarantee, affect, impair or be a defense to this Guarantee. Without limitation of the foregoing, the liability of Guarantor hereunder shall not be discharged or impaired in any respect by reason of any failure by the United States to perfect or continue perfection of any lien or security interest in any collateral or any delay in perfecting any such lien or security interest.

     3.   Subordination.  Payment of all amounts now or hereafter owed to
          -------------
Guarantor by UDT (except for salary, bonus and other cash compensation not to exceed a total of $275,000 annually and all non-cash benefits) is hereby subordinated in right of payment to the indefeasible payment in full to the United States of the Guaranteed obligations and all such amounts and any security and guarantees therefor and hereby assigned to the Unites States as security for the Guaranteed Obligations. Notwithstanding the foregoing, prior to a default by UDT, payments of amounts now or hereafter owed to Guarantor by UDT may be made as and when such amounts become due and payable.

     4.   Reinstatement.  If after receipt of any payment of, or proceeds of
          -------------
collateral applied to the payment of, any of the Guaranteed Obligations, the United States is required to surrender or return such payment or proceeds to any Person for any reason, then the Guaranteed Obligations intended to be satisfied by such payment or proceeds shall be reinstated and continue and this Guarantee shall continue in full force and effect as if such payment or proceeds had not been received by United States.

     5.   Amendments and Waivers. Neither this Guarantee nor any provision
          ----------------------
hereof shall be amended, modified, waived or discharged orally or by course of conduct, but only by a written agreement. The United States shall not, by any act, delay, omission or otherwise be deemed to have expressly or impliedly waived any of its rights, powers and/or remedies unless such waiver shall in writing and signed by an authorized employer of the United States.

     6. GUARANTOR HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS GUARANTEE WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE.

     7. The United States shall not have any liability to Guarantor (whether in tort, contract, equity or otherwise) for losses suffered by Guarantor in connection with, arising out of, or in any way related to the transactions or relationships contemplated by this Guarantee, or any act, omission or event occurring in connection herewith, unless it is determined by a final and non-appealable judgment or court order that the losses were the result of acts or omissions constituting gross negligence or willful misconduct. In any such litigation, the United States shall be entitled to the benefit of the rebuttable presumption that it acted in good faith and with the exercise of ordinary care in the performance by it of the terms of the Guarantee.

     8.   Partial Invalidity. If any provision of this Guarantee is held to be
          ------------------
invalid or unenforceable, such invalidity or unenforceability shall not invalidate this Guarantee as a whole, but this Guarantee shall be construed as though it did not contain the particular provision held to be invalid or unenforceable and the rights and obligations of the parties shall be construed and enforced only to such extent as shall be permitted by applicable law.

     9.   Entire Agreement. This Guarantee represents the entire agreement and
          ----------------
understanding of this parties concerning the subject matter hereof, and supersedes all other prior agreements, understandings, negotiations and discussions, representations, warranties, commitments, proposals, offers and contracts concerning the subject matter hereof, whether oral or written.

     10.  Successors and Assigns. This Guarantee shall be binding upon Guarantor
          ----------------------
and his or her heirs, executors, administrators, successors and assigns and shall inure to the benefit of the United States.

     11.  Construction. All references to the term "Guarantor" wherever used
          ------------
herein shall mean Guarantor and his or her heirs, executors, administrators, successors and assigns (including, without limitation, any receiver, trustee or custodian for Guarantor or any of his or her assets-or Guarantor in his or her capacity as debtor or debtor-in-possession under the United States Bankruptcy
Code).

     IN WITNESS WHEREOF, Guarantor has executed and delivered this Guarantee as of the day and year first above written.

WITNESS:                                         /s/ Deepak Chopra
                                                 _________________________

/s/
___________________________

Name: ___________________________

                      Address: __________________________

                               __________________________

STATE OF CALIFORNIA           )
                              )    ss.
COUNTY OF                     )

     On this 26th day of October, 1994 before me, a Notary Public in and for said County and State, personally appeared Deepak Chopra, personally known to me (or proved to me on the basis of satisfactory evidence) to be the individual whose name is subscribed to this instrument, and acknowledged that he executed it.

     Witness my official seal.


[SEAL APPEARS HERE]

                                        /s/ Peggy L. Bennett    10-26-94
                                        --------------------------------
                                        Notary Public in and for said
                                        County and State

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